CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

FITCH RATINGS DETERMINES RATING OF BANCOLOMBIA AND ITS DEBT FOLLOWING
BANAGRICOLA’S ACQUISITION
Medellín, Colombia, May 2, 2007
Under FITCH RATINGS methodology, and after the review announced on December 2006, such entity defined the ratings for Bancolombia S.A. (“Bancolombia”) and its debt, as follows:
Individual rating of Bancolombia changed to ‘C/D’ from ‘C’;
Local currency long-term IDR changed to ‘BB+’ from ‘BBB-’;
Local currency short-term rating changed to ‘B’ from ‘F3’;
The following ratings remained the same:
Foreign currency long-term IDR: ‘BB+’;
Foreign currency short-term rating: ‘B’.
The review was caused by Bancolombia’s acquisition process of Banagrícola S.A. through its affiliate Bancolombia Panama S.A. and the funding of this operation, which effects, under Fitch’s methodology, a significant financial effort for Bancolombia.
“Nevertheless, notwithstanding the methodology employed by Fitch and its resultant revised ratings, Bancolombia believes that under the methodology employed by Colombian law and Colombian regulators applicable to the bank, the acquisition of Banagricola and related transactions contemplated by Bancolombia would not adversely affect the solvency and liquidity of the bank.”

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 2, 2007	By /s/ JAIME ALBERTO VELÁSQUEZ B.
	Name:	Jaime Alberto Velásquez B.
	Title:	Vice President of Finance